[redacted]

09055219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 11539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-2007 (MM/DD/YY) AND ENDING 10-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bay Colony Securities Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 Main Street
(No. and Street)

Walpole (City) MA (State) 02081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank C. Auditore 508-668-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Medaglia + Co Inc. CPA's
(Name – *if individual, state last, first, middle name*)

26 East Pearl St. Nashua NH 03060
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
JAN 26 2009
Washington, DC
111

PROCESSED
FEB 05 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Auditore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bay Colony Securities Co Inc, as of Oct 31, 2008, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

[signature]
Notary Public

FRANK C. AUDITORE
Notary Public
Commonwealth of Massachusetts
My Comm. Expires 12/29/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bay Colony Securities Co., Inc.
(Formerly L & M Securities Company, Inc,)
Reconciliation of Net Capital Under Rule 15c3-1
Brokers Unaudited with Annual Report
As of October 31, 2008

	NET CAPITAL	AGGREGATE LIABILITIES	EXPLANATION
NET CAPITAL AND AGGREGATE LIABILITIES - UNAUDITED	$ 49,024	$ 4,611	
INCREASE OTHER CURRENT ASSETS	13,087	0	To correct asset balance
DECREASE IN FURNITURE AND FIXTURE	(5,867)	0	To correct fixed asset value
DECREASE PAYABLE TRADE	2,049	(2,049)	To correct liability
INCREASE HAIRCUT ON NON-ALLOWABLE ASSETS	5,867	0	Correct non-allowable assets
NET CAPITAL AND AGGREGATE LIABILITIES - AUDITED	$ 64,160	$ (2,562)	

END